February 1, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock, $0.003 par value, of Cheniere Energy, Inc., under the Exchange Act of 1934.

Sincerely,

